John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

August 15, 2014

Ms. Naseem Nixon
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Nixon:

On May 30, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 68 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 69 under the Investment Company Act of 1940, as amended, to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the European Equity Fund (the “Fund”).

On July 18, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please confirm to the Staff that all bracketed or blank information as well as any required exhibits will be included in B-Filing.

Response: The Trust confirms that bracketed and blank information will be completed in the B-Filing, as well as inclusion of any required exhibits.

2.	Comment: Please confirm that all EDGAR series and class identifiers are updated and reflect the appropriate ticker symbol.

Ms. Nixon
U.S. Securities and Exchange Commission
August 15, 2014

Response: The Trust will update all EDGAR series and class identifiers and ensure the appropriate ticker symbol is listed.

Prospectus

Fund Summary – Performance Information

3.
Comment:     The paragraph preceding the performance information indicates that the Fund will have reorganized from a predecessor fund. Please confirm to the staff that the Fund will operate as a continuation of the predecessor fund and/or make clear in this paragraph it will do so.

Response: On behalf of the Trust, we hereby confirm to the staff that the Fund will operate as a continuation of the predecessor fund and the Trust has revised the disclosure to clarify this fact.

4.	Comment: Please clarify in this section if the references to “Fund” should be to the “Predecessor Fund.”

Response: The Trust has revised the disclosure as you have suggested.

The Investment Adviser and Sub-Adviser

5.	Comment: Please fix the hanging phrase in the last paragraph of this section.

Response: The Trust has revised the disclosure as you have suggested.

General

6.	Comment: Please clarify that once an order is received, the purchase will be effected at the net asset value per share next determined.

Response: The Trust has revised the disclosure as you have requested.

Net Asset Value

7.	Comment: It appears that the pricing of Class A shares is defined, but the pricing of Class C shares is not defined. Please revise the disclosure to include a discussion of Class C pricing.

Response: The Trust has revised the disclosure as you have requested.

8.	Comment: Please define “proper form” earlier in the prospectus than it currently is. The term should be defined at the time of its first use.

Response: The Trust has revised the disclosure as you have requested.

Ms. Nixon
U.S. Securities and Exchange Commission
August 15, 2014

Small Accounts

9.
Comment:     The disclosure provides that the Fund may deduct $50.00 per year if the value of an account is less than a certain required minimum. Consider if this disclosure is better placed near the discussion of investment minimums.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Depository Receipts

10.	Comment: In the third paragraph in this section, there is a discussion of RDCs. Please expand upon this discussion to include risks associated with securities transactions in Russia.

Response: The Trust has revised the disclosure as you have requested.

Investment Adviser and Advisory Agreement

11.	Comment: Please change the date of the reorganization of the Predecessor Fund to the Fund to August from January.

Response: The Trust has revised the disclosure as you have requested.

General

12.	Comment: Please include the Tandy representation in your response to these comments.

Response: The Trust has provided the required Tandy representation below.

*                     *                     *

Ms. Nixon
U.S. Securities and Exchange Commission
August 15, 2014

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively